March 27, 2012

VIA EDGAR

Mark S. Webb, Legal Branch Chief

Jonathan E. Gottlieb

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Re: Consumers Bancorp, Inc.

Form 10-K for Fiscal Year Ended June 30, 2011

Filed September 16, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011 and December 30, 2011

Filed November 10, 2011 and February 13, 2012

File No. 33-79130

Dear Messrs. Webb and Gottlieb:

We have received your comments to the above referenced filings (the “filings”) set forth in your letter dated March 14, 2012. Our responses to your comments regarding the filings correspond to the numbers contained in your March 14, 2012 letter. For ease of review, we have included your comments in italic font with our responses below.

We respectfully respond to the comments as follows:

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 13. Certain Relationships and Related Transactions and Director Independence

1.     Please confirm that the transactions with Hammersmith Insurance, Kiko, and Furey Holdings each had a total value of less than $120,000, or amend to provide the information required by Item 404 of Regulation S-K.

Response:

The Company confirms that the value of the services received from Kiko Auctioneers and Kiko Realty had a total value less than $120,000 in fiscal year 2011.

The Company’s operating lease with Furey Holdings, LLC expires in January 2016. The lease payments for fiscal year 2011 totaled $34,011.54. The current monthly lease payments are $3,000.59 or $36,007.08 per fiscal year. In future filings, the Company will disclose the total aggregate amount of all payments remaining under the lease until such aggregate amount no longer exceeds $120,000.

The Company has retained the services of A.A. Hammersmith Insurance Inc. (“Hammersmith”) to assist the Company with certain of its insurance needs. Hammersmith serves as a broker for the Company and arranges insurance policies for the Company with other insurance companies. The total amount paid to Hammersmith in fiscal year 2011 was $184,513.00. However, the vast majority of that amount was premiums that were forwarded to other insurance companies and Hammersmith only retained $23,193.36 of the total amount paid as a commission for its services as broker. We appreciate that the Commission has indicated that in evaluating the dollar amount involved in a transaction with an intermediary such as a broker, an issuer should consider the total amount of the underlying transaction as well as the commission received from the intermediary. In this situation, however, we did not think the total amount of the underlying transaction was determinative because the intermediary is not the related person.

In adopting amendments to Item 404 of Regulation S-K, the Commission acknowledged that although Item 404 may not specifically authorize non-disclosure, it may still be appropriate not to disclose a transaction exceeding $120,000 when the interest of a related person is not a direct or indirect material interest. See S.E.C. Release No. 33-8732A at 150-51 (emphasis added). The Commission noted that in evaluating the materiality of an interest, a Company must consider the totality of the circumstances and the significance of the information to an investor. Information that should be considered in determining the significance of the information to an investor includes “the relationship of the related persons to the transaction…the importance of the interest to the person having the interest and the amount involved in the transaction.” Mr. Goris is a partner and Vice President of Hammersmith and, as such, has an interest in the business of Hammersmith. However, we do not believe Mr. Goris’s interest in the Company’s transaction with Hammersmith is material. The actual dollar amount that Hammersmith received from the Company is relatively small. Although Mr. Goris does have an equity interest in Hammersmith, his interest, approximately 12%, is fairly insignificant. Therefore, given that Mr. Goris’s ownership in Hammersmith is small and that the actual fee paid to Hammersmith was only $23,193.36 we do not believe that Mr. Goris received a significant economic benefit from this transaction and so we concluded that Mr. Goris’s interest in the transaction is not material.

Signature Page

2.     Please confirm that Renee K. Wood is the Controller or Principal Financial Officer, and, in the future, please identify the persons signing the report in the manner as required by Item D.(2)(a) of Form 10-K.

Response:

Renee K. Wood is the Principal Financial Officer and will be designated as such in future filings.

In connection with our responses to the Letter, we hereby acknowledge that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments or requests for additional information to the undersigned at (330) 868-9003 or fax number (330) 868-6304.

Sincerely,

/s/ Renee Wood

Renee Wood

Chief Financial Officer and Treasurer

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